Exhibit 4.5

INTERCOMPANY SERVICES AGREEMENT

This INTERCOMPANY SERVICES AGREEMENT (the “Agreement”) is made effective as of July 7, 2025 (the “Effective Date”) by and between Fort Technology Inc., a company incorporated under the laws of the Canada (“Company”) and Jeffs’ Brands Ltd., a company incorporated under the laws of Israel (the “Provider”). Each of the Company and Provider is referred herein as a “Party” and collectively, as the “Parties”.

WHEREAS,	the Company is controlled subsidiary of the Provi0der;

WHEREAS,	the Company does not possess the necessary resources in order to perform certain services for its own benefit, and Provider has the capacity to provide such services, the Company has therefore requested to receive such services from the Provider and the Provider has agreed to provide the Company with such services in accordance with the terms and conditions of this Agreement; and

WHEREAS,	the Parties hereto wish to reduce to writing the agreement between them, upon the terms and subject to the conditions set forth in this Agreement, for the provision of the Services (as defined below); and

WHEREAS,	the terms and conditions of this Agreement reflect in writing the past oral arrangements conducted and agreed between the Parties with respect to the provision of the Services.

NOW, THEREFORE, the Parties hereby agree as follows:

1.	Provision of Services.

1.1.	During the term of this Agreement, the Provider hereby agrees to provide the services to the Company as may be requested and agreed from time to time by the Company (the “Services”). Such Services may include the services that are listed in Annex I.

1.2.	The Parties hereto acknowledge and agree that the Provider shall not be authorized to negotiate any agreements on behalf of the Company, nor shall it be authorized to enter into agreements or take undertakings on behalf of the Company. The Company shall be solely and exclusively authorized to enter into such agreements and undertakings on its own behalf. Without limiting the foregoing, the Provider shall not have, nor hold itself out to the public or otherwise transact business in such as a way as to create the impression to unrelated third parties that the Provider has, the authority to enter into contracts with any other party on behalf of the Company, nor to negotiate any orders or conclude any contracts relating to the conduct by the Company of the Company’s business.

1.3.	The relationship of the Company and the Provider established by this Agreement is that of independent contractors, and nothing contained in this Agreement shall be construed to (i) give either Party hereto the power to direct and control the day-to-day activities of the other, (ii) constitute the Parties as partners, joint ventures, principal and agent, employer and employee, co-owners, or otherwise as participants in a joint undertaking, or (iii) allow the Provider to create or assume any obligation on behalf of the Company for any purpose whatsoever. All financial and other obligations associated with the Provider’s provision of the Services are the sole responsibility of the Provider. The Provider shall be solely responsible for, and shall indemnify and hold the Company free and harmless from, any and all claims, damages or lawsuits (including attorneys’ fees) arising out of the provision of the Services by the Provider, its employees or its agents.

1.4.	All information received from the Company, whether written or oral, which relates to the Services or the Company’s business or investments, including nonpublic business strategy, identity of invested companies, business and financial data, shall be considered confidential, but marking is not required. Information of either Party which is clearly marked “confidential” shall be considered confidential. Each Party shall use reasonable commercial efforts to refrain from disclosing the other Party’s confidential information to anyone but employees and agents who are engaged in providing the Services to the Company and who are under an obligation of confidentiality.

2.	Consideration.

2.1.	Service Rate. In consideration for the Services provided in accordance with the terms of this Agreement, an intercompany remuneration mechanism will be applied. This mechanism will be mutually determined by the Parties from time to time and will reflect the arm’s length principle, as determined by a transfer pricing study compliant with applicable laws.The Parties agree that the results of transfer pricing study provided by a third party service provider shall be reviewed on a periodic basis in order to confirm that such results are consistent with the arm’s length principle and may be modified, and shall be subject to Annex II (if applicable).

2.2.	Quarterly Invoicing. Unless otherwise agreed upon by the Parties, at the end of each fiscal quarter, the Provider shall send an invoice to the Company with respect to the payments due. The invoiced amount shall be due and payable within thirty (30) days following the receipt of such invoice. Any amount due under this Agreement shall be settled either (a) through inter-company accounts, (b) by transfer to such bank account as the Provider may from time to time notify in writing to the Company or (c) in any other manner agreed between the Parties.

2.3.	Annual Adjustment. Within sixty (60) days of the end of each calender year, the Provider or the Company, as the case may be, shall make an adjusting payment to the other Party (“Adjustment”) to ensure compliance with Section 2.1 to this Agreement.

2.4.	Delay in Payment. As agreed compensation for a delay in payment which is overdue by more than seven days, Company shall pay interest at a rate determined in arm’s length for any day of the payment delay, in addition to the due payment.

3.	Taxes, Fees and Currency.

3.1.	Each Party shall bear its own taxes due associated with the payments provided under this Agreement, except that Provider shall be entitled to add Value Added Tax, if applicable.

3.2.	The Company shall be entitled to withhold from the payment due to the Provider any such amount as is required to be deducted by law. If the Company is required to make such withholding, it shall reasonably attempt to assist the Provider to claim exemption or reduction of the applicable withholding rate under an applicable tax treaty or similar agreement from time to time in force and shall give the Provider proper evidence as to the withholding and remittance of the tax or sums withheld.

3.3.	The payment by the Company set forth above shall be the full and final consideration for the provision of the Services by the Provider during the term of this Agreement.

3.4.	Each Party shall be responsible for all fees and expenses incurred in the course of exercising any rights or responsibilities arising under this Agreement, except at expressly provided under this Agreement.

3.5.	All payments made by the Company to the Provider shall be in GBP, unless otherwise agreed to by both Parties.

4.	Certain Rights.

4.1.	The Company shall exclusively own all right, title, and interest in and to all of the: (i) proprietary assets, work product, data, and information created as a result, and in connection with the Provider’s provision, of the Services (collectively, “Work Product”), (ii) inventions, improvements, developments, algorithms, processes, formulae, techniques, and know-how, whether or not patentable or registrable, that are made or conceived or reduced to practice or learned by the Provider, either alone or jointly with others, as a result, or in connection with the Provider’s provision, of the Services, all upon discovery, receipt, or invention as applicable (collectively, “Inventions”); and (iii) patents, copyrights, trade secrets, trademarks and other intellectual property rights of any nature, including moral rights, in connection with the Work Product and Inventions (collectively, the foregoing (i) to (iii) are referred to herein as the “Intellectual Property”). No license or any other right to any Intellectual Property is granted to the Provider hereby, other than a royalty free license to the extent required for the sole purpose of providing the Services hereunder.

4.2.	The Provider hereby irrevocably and unconditionally (and for no additional consideration) assigns to the Company any rights that the Provider may have or acquire in any Intellectual Property, including without limitation, all of the following: (i) rights associated with works of authorship, including copyrights and copyright applications, moral rights and mask work rights; (ii) rights relating to the protection of trade secrets and confidential information; (iii) design rights and industrial property rights; (iv) any other proprietary rights relating to intangible property including patents, trademarks, service marks and applications therefor, trade names and packaging and all goodwill associated with the same; and (v) all rights to sue for any infringement of any of the foregoing rights and the right to all income, royalties, damages and payments with respect to any of the foregoing rights. If any right, title and interest to such Intellectual Property are not originally owned by the Company under applicable law, the Provider hereby agrees to take any and all other steps, as requested by the Company, necessary to assign, register or vest such ownership in the Company.

5.	Term.

5.1.	This Agreement shall commence on the Effective Date and shall remain in force for a period of one (1) year (“Initial Term”). Following the Initial Term this Agreement shall automatically renew for additional successive 12 month periods, unless terminated by a written instrument executed by both Parties, or upon termination by one of the Parties with a notice period of sixty (60) days.

5.2.	Should the Provider breach this agreement, the Company shall be entitled to rescind this agreement subject to 14 days prior written notice to the Provider.

6.	Miscellaneous.

6.1.	Governing Law. This Agreement, the performance thereof and all matters arising from and connected with the Agreement, shall be governed by and construed, solely and exclusively, in accordance with the laws of the State of Israel.

6.2.	Dispute Resolution. Any dispute hereunder shall be settled by a binding arbitration in accordance with the rules of the State of Israel. before one arbitrator appointed under such rules. The arbitration shall be held in English.

6.3.	Force Majeure. Nonperformance of either Party shall be excused to the extent that performance is rendered impossible by strike, fire, flood, hurricanes, earthquakes, any other natural disasters or any epidemics, pandemics or disease outbreaks, governmental acts, orders or restrictions, or any other reason where failure to perform is beyond the control and not caused by the negligence of the non-performing Party, provided that the non-performing Party uses its reasonable best efforts to promptly resume performance once it is possible to do so.

6.4.	Waiver; Modification. No waiver of any rights, shall be effective unless consented to in writing and the waiver of any breach or default shall not constitute a waiver of any other right or any subsequent breach or default. No modification of the terms of this Agreement shall be effective unless executed by both Parties.

6.5.	Notices. All notices and other communications provided for hereunder shall be in writing and mailed or delivered, to the Parties registered address, or as to each Party, at such other address or to such other person as shall be designated by such Party in a notice to the other Party. All such notices and communications shall be sent by registered mail and when mailed, shall be effective three days after being deposited in the mail addressed as aforesaid.

6.6.	Severability. The provisions of this Agreement are several, and if any provision shall be held invalid or unenforceable in whole or in part by a legal instance, then such invalidity or unenforceability shall not in any manner effect such provision in any other jurisdiction or any other provision of this Agreement.

6.7.	Counterparts. This Agreement may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned. Execution and delivery of this Agreement by exchange of electronic mails shall constitute a valid and binding execution and delivery of the Agreement by the respective Party. Such copies sent by electronic mails shall constitute enforceable original documents.

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IN WITNESS WHEREOF the Parties have signed this Agreement, effective as of the Effective Date.

COMPANY:		PROVIDER:

Fort Technology Inc.		Jeffs’ Brands Ltd.

By:	/s/ Gabi Kabazo	By:	/s/ Ronen Zalayet
Title:	CEO	Title:	CFO
Date:	July 7, 2025	Date:	July 7, 2025

Annex I

Services shall include the following:

(i)	corporate management services relating to business strategy and execution;

(ii)	corporate support and administrative services, including services relating to finance, bookeeping and operation; and

(iii)	such other services as may be agreed from time to time.

Annex II

The transfer pricing analysis would result in an arm’s length range of Operating Margin ratios.

It is noted that due to certain marketing intangibles that the Company had owned prior to its acquisition by the Jeffs’ Brands Group, it is entitled to additional return prior to relaying the residual to the Provider. In this light, the Residual Profit Split Method was applied. The first step was allocating the routine market return to the Company for its distribution activities based on an Operating Margin that would fall within the above range. The second step is allocating the residual profits between the Company and the Provider commensurate with the relative value of the contributions of each party: the Company’s marketing intangibles on one side and the Provider’s provision of the basket of services on the other.

As detailed in the transfer pricing study, the value of marketing intangibles owned by the Company is expected to decay over time.

1.	Quarterly Reports. At the end of each fiscal quarter (or such other date agreed between the Parties), during the term of this Agreement, the Provider shall furnish to the Company a report listing the services that Provider has provided to the Company during such quarter. Each report shall set forth the cost of services that Provider incurred in the provision of the Services during that quarter and the Consideration due for such quarter.

2.	Annual Reports. Within thirty (30) days following the end of each calendar year, during the term of this Agreement, the Provider shall furnish to the Company a written statement setting forth the actual cost of services incurred by the Provider during the previous calendar year.

3.	No Additional Payment. Subject to Section 2.3 of the agreement, the payments of the Consideration under this Annex II constitute the full consideration for any Services, and the Company shall not be required to make any additional payments for such Services.